As filed with the Securities and Exchange Commission on June 8, 2017	333-213525

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT TO FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)

(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer’s name into English)

Sweden

(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)

60 Wall Street
New York, New York 10005
(212) 250-9100

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Mannheimer Swartling Advokatbyrå LLP

101 Park Avenue

New York, New York 10178

Telephone: (212) 682-0580

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Deutsche Bank Trust Company Americas

60 Wall Street
New York, New York 10005
(212) 250-9100

It is proposed that this filing become effective under Rule 466

☐	immediately upon filing	☒	on June 15, 2017 at 8:30 a.m. (EST)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one ordinary share of Svenska Cellulosa Aktiebolaget SCA (publ)	N/A	N/A	N/A	N/A

Pursuant to Rule 429, the Prospectus contained herein also relates to American Depositary Shares registered under Form F-6 Registration Statement No. 333-166299

This Post-Effective Amendment to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I
INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt, included as Exhibit A to the Second Amended and Restated Deposit Agreement (the “Deposit Agreement”) filed as Exhibit (a) to this Post-Effective Amendment to Registration Statement on Form F-6 and incorporated herein by reference.

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of depositary and address of its principal executive office		Face of Receipt, Introductory article and bottom center

2.	Title of Receipts and identity of deposited securities		Face of Receipt, Top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share	Face of Receipt, Upper right corner

	(ii)	The procedure for voting, if any, the deposited securities	Article (15)

	(iii)	The collection and distribution of dividends	Article (13)

	(iv)	The transmission of notices, reports and proxy soliciting material	Articles (12), (14) and (15)

	(v)	The sale or exercise of rights	Articles (2), (6), (13), (16) and (21)

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles (13) and (16)

	(vii)	Amendment, extension or termination of the deposit arrangements	Articles (20) and (21) (no provision for extensions)

	(viii)	Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article (12)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Articles (2), (3) and (4)

	(x)	Limitation upon the liability of the depositary	Articles (6), (10), (15), (16), (17), (18) and (21)

3.		Fees and charges which may be imposed directly or indirectly against holders of Receipts	Article (9)

Item 2. AVAILABLE INFORMATION			Article (12)

(a) As set forth in Article (12) of the Form of Receipt constituting the prospectus included herein, Svenska Cellulosa Aktiebolaget SCA (publ) publishes information in English required to maintain the exemption from registration under Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended on its Internet Web site (www.sca.com) or through an electronic information delivery system generally available to the public in its primary trading market.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)	Form of Second Amended and Restated Deposit Agreement, dated as of , 2017, by and among Svenska Cellulosa Aktiebolaget SCA (publ), Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and the Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A thereto). – Filed herewith as Exhibit (a).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. – Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the Company in effect at any time within the last three years. – Not Applicable.

(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. – Previously filed.

(e)	Certification under Rule 466. – Filed herewith as Exhibit (e).

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. – Previously filed.

Item 4.	UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Deposit Agreement, by and among Svenska Cellulosa Aktiebolaget SCA (publ), Deutsche Bank Trust Company Americas, as depositary, and the Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 8, 2017.

Legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares, each representing one ordinary share of Svenska Cellulosa Aktiebolaget SCA (publ)

By:	/s/ Michael Curran
Name:	Michael Curran
Title:	Vice President

By:	/s/ Michael Fitzpatrick
Name:	Michael Fitzpatrick
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Svenska Cellulosa Aktiebolaget SCA (publ) certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Sweden on June 8, 2017.

Svenska Cellulosa Aktiebolaget SCA (publ)

By:	/s/ Mikael Schmidt
Name:	Mikael Schmidt
Title:	Senior Vice President, Group Function Legal Affairs, General Counsel

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated on June 8, 2017.

Signatures	Capacity

/s/ Pär Boman*	Chairman of the Board and Director
Pär Boman

/s/ Magnus Groth*	President, Chief Executive Officer and Director
Magnus Groth

/s/ Fredrik Rystedt*	Chief Financial Officer
Fredrik Rystedt

/s/ Annemarie Gardshol*	Director
Annemarie Gardshol

/s/ Bert Nordberg*	Director
Bert Nordberg

/s/ Louise Julian Svanberg*	Director
Louise Julian Svanberg

/s/ Barbara Milian Thoralfsson*	Director
Barbara Milian Thoralfsson

/s/ Ewa Björling*	Director
Ewa Björling

/s/ Maija-Liisa Friman*	Director
Maija-Liisa Friman

/s/ Johan Malmquist*	Director
Johan Malmquist

/s/ Örjan Svensson*	Director
Örjan Svensson

Signatures	Capacity

Director
Lars Rebien Sörensen

Director
Maria Jonsson

/s/ Roger Boström*	Director
Roger Boström

/s/Maria Tufvesson Shuck	Authorized Representative in the United States
Maria Tufvesson Shuck
Mannheimer Swartling Advokatbyrå LLP

*By:	/s/Magnus Groth
Name:	Magnus Groth
Title:	Power of Attorney

INDEX TO EXHIBITS

Exhibit Number

(a) Form of Second Amended and Restated Deposit Agreement (e) Rule 466 Certification